Livestream Transcript
Born in Scandal, August 31, 2022

I had a job at the FDA.
They didn't like the questions I was asking.
You heard that I fired Barbara Molden.
Don't make me do the same to you.
The FDA is corrupt.
Trying to change a drug loss is a political landmine.
Bribery, off the books consulting fees
that's just the tip the iceberg.
Merrill Pharmaceuticals is working
with convicted Nazis.
They're approving unsafe drugs.
This has to stop unapproved.
I want to start a new war.
You've just watched a short proof of
concept for Pharma, a feature film that
chronicles the courageous true story of Dr.
Francis Kelsey, who risked her career and her
family as she waged war against big pharma.
She resisted intense opposition from inside the
FDA in order to expose the biggest
unmonitored drug trial in US. History.
If you want to help us tell this important,
inspiring, true story, visit angel.com pharma to express
interest.
Now this is a David and Goliath type story.
Francis Kelsey was one woman up against the
billion dollar pharmaceutical company and faced so much
resistance within her own government agency.
I can't imagine what it would be like to work
within the FDA and try to fight this corruption.
And then, betrayed by big Pharma,
risk her career and her family.
JFK went on to award her a presidential
medal for her work in the 1960s. In the US.
Drug regulation was surprisingly loose.
Doctors were allowed to give out samples
of medication to patients without their knowledge
that it was an experimental drug.
I was shocked to learn that even pregnant
women were given experimental drugs without their consent.
Frankie learned that thalidomide, a drug sold
all over the world, second only to
aspirin, was linked to birth defects.
When she raised these concerns with the FDA and big
pharma, she was threatened to be fired to be deported.
Frankie also discovered that Grunenthal, solidomite's
creators
employed more Nazi war criminals than any
other company in the world.
Working with the right distributor is crucial
for the success of any project.
You need someone who shares your creative vision, and
we have an award winning script and an incredible
true story that needs to be told.
We considered engaging with Hollywood, but we
really love what angel is doing.
Angel has a proven track record with the
success of their hit series The Chosen.
It has generated hundreds of millions of
views and tens of millions of dollars.
With their unique model and this powerful true
story, we believe this movie can reach and
inspire people all over the world.
The stories of the 1960s and that
Pharma will tell are happening today.
When a company is allowed to meddle in the FDA
and regulation, you end up in a situation where profits
are prioritized over people, and that should never happen.
If you think so too, express your
interest in investing in this film.
Click the link below or go to angel.com
pharma to show your support for this project.
Now I'm fueled by a desire to make movies that matter.
I'm a fighter, so I understand Frankie's passion.
In 2019, I starred in the movie Unplanned.
I knew taking on the role of Abby would
come with consequences, but I was prepared for it.
I think that doing that
movie really shifted my perspective.
I wanted to be a part of things that
had impact in a positive way on people.
We just want to shed a light on a hidden
story in American medical history, because we know that
when
people don't know history, they're doomed to repeat it.
We need your help to bring
this amazing true story to life.
Click or visit angel.com pharma to show your support.
We just need to gauge how many of you want to
be a part of bringing this story to the world.
Hey, everybody.
I am so happy to be here.
I'd love for you to give me some thumbs up.
If you're here and you can hear me, let
me know where you are watching from tonight.
Very excited to give you guys an
update about what we're doing with Pharma.
We have a really awesome special guest tonight.
His name is Alan Gaw.
He is the author of a book called Born in
Scandal and it is all about Francis Kelsey and what
she went through and just exposing the Thalidomide
scandal

He's a wonderful speaker.
He's very engaging.
He has a very fun accent to listen to,
so that's going to be entertaining as well.
I just love listening to him speak.
So tonight I'm going to go ahead and I am
going to bring him on in just a second.
But I want everybody who's watching right now to
remember to stay tuned, because after Alan goes off,
we are going to have a fun trivia contest.
We have two people going head to
head to win some free angel swag.
And then there's going to be an opportunity for all
of you watching to compete to win some things.
And we're going to have a
special announcement after that as well.
So lots of fun, lots of things are going
to be compacted into this show, so make sure
you tune in as long as you can.
Okay, let's bring on Allen.
Hi, Allen.
Thank you for joining us tonight.
We're so excited to have you. Hi, Ashley.
It's a great pleasure to be here.
Thank you very much for inviting me.
Of course, I just teased everyone about your accent.
I'm going to give them a
little bit of background about you.
So you're obviously a Scottish writer.
You spent most of your career in academic
medicine as a pathologist and clinical researcher.
You've worked for the National Institute for Health
Research, based at the University of Leeds, and
was professor and director of the clinical research
facility at Queen's University Belfast.
And as if that's not enough, you also worked
at Glasgow University and the University of Texas Southwestern
in Dallas, as well as the NHS.
You've written 25 books.
You're very impressive, one of which we
are discussing tonight called Born In Scandal.
So we cannot wait to hear all about that process, more
about you and how that came to be, jumping right into
the Scottish accent we all love listening to, because here in
America, we don't get to hear it often.
I want to know where you grew up.
Let's just hear a little bit about you.
Where did you grow up, your educational
background that led you into this passion.
Just let us know where it started.
Well, as you can tell, I am Scottish from my accent.
I grew up in Glasgow, which is the largest city
in Scotland, and that's also where I went to medical
school, as you pointed out in your introduction.
I initially trained as a pathologist and
then went on to specialize, really, in
research pharmacology, and then to work more
in universities, in clinical research, helping other
researchers deliver their own research projects.
And that's really what I've been doing, I
suppose, for the last almost 35 years.
But, as you say, I also enjoy writing and I've
written quite a lot about clinical research in general, about
the ethics of clinical research and about the history of
clinical research, which I'm very interested in.
Yeah, that's all been very intriguing to learn more
about from you, especially the ethical aspect of that,
because I feel like there's a lot of responsibility
in your field to make sure that people are
protected and taken care of.
So I definitely want to talk more about that.
I'm curious, as a child, this doesn't seem like
something that people think of as a career.
Were you always really interested in science?
You know, what what was it like as a child, growing up?
What were your interest?
I was interested in science and I was
also, I think, interested in biology, in the
human body, and also in disease, I suppose.
I'm a child of the Apollo program, so I used
to watch the men landing on the moon and one
of the things it did to me was I thought,
I think I'd like to be a doctor in space.
And that was really my big dream.
I even wrote to NASA.
To their eternal credit, they wrote back
and they actually NASA wrote back.
They had a very good public relations department and they
sent me at the time, it was all the information
about the Skylab which was going to be launched, and
their big advice was work hard at school, go to
college, so it couldn't have been better.
How old were you when you received that letter?
Nine, I think.
I didn't get to space, but I did get to be a doctor.
Well, I mean, that's quite
the inspiring letter to receive.
I hope you still have it.
Do you regrettably, I do not. I wish I did.
I don't have it anymore. No.
Well, nevertheless, the story is pretty awesome.
I mean, what an amazing thing to remember as a child.
Very cool.
Okay, well, then let's jump into

your work on Thalidomide and Dr.
Kelsey and your book specifically on her, because
obviously, pharma is all about her life's work
and honoring what she did in her field.
So what drew you to write a book about Thalidomide?
How did that get on your radar? And Dr.
Kelsey specifically because she's Canadian, and obviously that
wouldn't have been someone who was of influence
in your area at that time.
So tell us how that process happened.
Well, as I said, I worked very
much in universities and clinical research, and
I ran departments in both hospitals and
universities that were dedicated to delivering research.
And as part of that, I had
to develop training courses to teach people
nurses, doctors, scientists, other healthcare professionals.
I had to teach them how to
do their research safely and ethically.
And in my teaching, I of course, talked about
how modern drugs are regulated and how they have
to be thoroughly tested to answer the two main
questions that we must ask of any new drug.
That is, do they work and are they safe?
Now, like most of my generation,
I already knew the Thalidomide story.
But as I delved further into it to prepare
for my teaching, one name cropped up that I
had never heard of, and that was Francis Kelsey.
And it very quickly became clear to me that
while there was a great deal written about the
Thalidomide tragedy in general, there was almost nothing written
about this woman and her contribution.
And I suppose, really, I primarily wrote the book so
that my students would have easier access to the story,
a story that, in my opinion, clearly needed retelling.
It's interesting that you say that you didn't know much
about her, because I feel like many people don't.
She was a very private woman.
She didn't want to take a lot of accolade for
what she accomplished, but she's nevertheless an unsung hero.
So the fact that you were spotlighting her work
and creating a piece of something in your curriculum
that students could learn from, I think is so
important and really inspiring, to say the least.
One thing that you just mentioned, too, where the
two questions that you have to ask is, does
the drug work and is it safe?
And again, going back to the ethics of all of
it, was there something in particular with Elidamide that you
felt like was an ethical conflict in learning more about
it, or has there been something in your research that
drove you to ask that question more?
I think the issue with Thalidomide was that it
very much was a watershed when it came to
how we regulate drugs and the demands we make
on those who want to sell a drug.
If you want to sell a drug anywhere
in the world, it has to be licensed.
And to get a license, you have to
go to a regulator in the US.
That would be the FDA and other countries have
their own regulators and you have to present them
with a portfolio of robust evidence to show that
the drug works and that it is safe.
Now, it wasn't always like that.
And even if we go back 60 years to
the Thalidomide story, it wasn't like that then.
And what happened with Thalidomide changed drug regulation, not just
in the United States, but it had a ripple effect
across the whole world and we have much more robust
drug regulation as a result of it.
So anyone who's trying to understand,
do you think that Dr.
Kelsey's work impacted everything globally?
It had that significant of an impact on regulation?
Undoubtedly.
Undoubtedly.
That's incredible. Okay.
Another question that we had written down here
was if you knew of anyone personally, friends
or family who were impacted by what happened,
any sort of personal connection.
I didn't know anyone who was directly impacted upon it.
I am the right age to
have been potentially impacted myself.
I was born in February 1962, which was the absolute
height of the advertising of this drug in the UK
as a sleeping tablet, being particularly targeted to pregnant women
because it also was a drug that prevented nausea.
So it was targeted for women
who had potentially had morning sickness.
And therefore my mother potentially would
have been prescribed this drug.
And really, just as a matter of fate, I
and hopefully many others, were not affected by it
because our mothers were not prescribed this drug.
But for those who were, they
had a very different outcome.
So I have a connection in that sense that I
think I wonder sometimes what it might have what it
might have been like had I been there.
So I'm exactly the same age now as
the people who have survived the Thalidomide survivors.

And I feel connected in that sense to it. Absolutely.
That leads me into another question, kind of
around that really outside of the US.
Obviously other countries were way more impacted
because the drug wasn't really regulated and
it was handed out more.
So the first question is, and I hope
our trivia contestants are paying attention, what was
the drug called in Europe and what has
been the impact that you've seen today?
Has there been restitution?
Are there a lot of survivors remaining?
So what was the drug called in
Europe and what is the remaining impact?
Well, drugs in Europe tend to have
different brand names in different countries, and
they're also usually marketed by different companies.
Thalidomide was originally developed in Germany by the
company Kemi Grunental, and it was sold in
Germany originally as a drug called Contergan.
That was its brand name in the UK.
It was actually sold by a company called
Distillers, and the brand name was Disteval.
Had thalidomide been approved in the US.
It would have been sold under the name
of Kevadon by the company Richardson Merrill.
But of course, the whole point of our
discussion tonight is that Francis Kelsey worked very
hard to keep it out of America. Absolutely.
And then going back, she prevented so many
lives from being affected in the US.
And I'm aware there is
a US thalidomide survivors group.
There are not a ton of people in
it, but I know that beyond that, canada
was heavily affected in other places in Europe.
Do you know anything about the ongoing ramifications
and kind of some insight outside of the
US, how survivors have been treated?
Well, the short answer is badly.
In most countries in the
world, there has been restitution.
There has been some financial compensation paid in the
UK to thoroughly divide victims and their families.
Was it enough?
No, nothing like it.
Were they given this easily?
No, not in the least.
They had to fight for years through the
courts against every obstacle that was put in
their way by the drug company.
And also, it has to be said,
by the UK government of the day.
And indeed, many of them are still
fighting today to get appropriate compensation.
Interestingly, one of the little articles in today's
newspaper in the UK was the fact that
it was the 10th anniversary today of the
drug company, the German drug company who were
the parent company who developed the drug.
It was the 10th anniversary of their apology
that they gave to the thalidomide survivors.
I was going to say it was 50 years
late that they actually made a public apology.
So for 50 years, this company never
really said, I'm sorry for what happened.
I had no idea.
Yeah.
And even when they said sorry, it was conditional.
They said they couldn't possibly have known.
And that's, of course, greatly debatable that
the evidence was up as they were.
They may not certainly may not have known right
at the beginning, but they knew as things were
going on and continued to sell it for beyond
when it should have been done.
And that's not just true of that company, it's true
of many of the other companies throughout the world who
also sold the drug, including the one in the UK.
Distillers absolutely, yeah.
That's something we talk about in the
movie, as well as taking accountability.
And once you know something, doing the right
thing, making sure that no matter what you're
up against, what are you willing to sacrifice
to make sure that you are protecting people?
Here in the US.
Specifically, given the climate with the pandemic, we've
all been affected by this global pandemic.
The US in particular has had a lot
of controversy around the FDA and Big Pharma.
There's not a lot of trust in the drug pricing.
We've just seen a lot of increase in drug pricing.
The approval process has been questionable.
Given some of the Alzheimer's drugs that
have been approved in the last year.
Or specifically one.
And I'm just curious as compared to what you
might know about the climate in the US.
What is it like where you are?
Are citizens generally more trustworthy?
Are there any areas of controversy in your field?
I think there very much is controversy, but I have
to say that I think there's always been controversy about

how drugs are developed and priced and marketed.

I think we've had controversy in that

area ever since we had had drugs.

And I don't think anything that we're

seeing today, either in the US. Or the UK.

Is particularly new.

As for the medical research that is done

to support the introduction of new drugs, that

also raises many questions in people's minds.

I think during the pandemic, the COVID pandemic, a

lot of people have seen, perhaps have learned more

about the research process than they ever knew before.

They've seen the studies being done quickly and hopefully

very efficiently to try and get effective vaccines.

But for some people, when it comes to medical

research, there's simply not enough research being done.

For others, they say there's far too much being done.

For some, it's too fast.

For some, it's too slow.

For some, there's far too much regulation.

For others, there's not enough.

And anyone who works in medical research, as I did

for quite a lot of years, they have to realize

they're working in a very much an ever changing field.

And quite apart from the scientific questions that you're

trying to answer, it makes it all very hard.

But I would say that about medical research, that

if you strip it down to its basics, medical

research is about something that's really quite simple.

It's about trying to make medical practice better.

It's about trying tomorrow better

than what we did today.

So that medical research is absolutely vital

if you want to move forward.

And I should say that there are really three

pillars upon which good medical research is built.

It's built upon the pillars

of safety, quality and respect.

And I always asked research to ask themselves three

questions before they ever undertook any research project

I doing this as safely as possible?

Am I doing it as high a quality as possible?

Am I doing it as respectfully as possible?

And unless the answer to those questions is all

an unequivocal yes, you shouldn't be doing the project.

It's a research mindset that I spent

years trying to instill in people.

And I should say that it was people like

Francis Kelsey who helped originally formulate that mindset.

Yeah, I love your heart.

I feel like you have left us with so

many bits of knowledge and nuggets of wisdom that

I hope that people will really hold on to.

I feel like what you just said should be

on a T shirt and every medical student needs

to wear it because honestly, it's so important.

And having that level of respect, it's very important.

And I think you go into it

with a mindset to help people.

And that's what we all hope for in the medical field.

We want to trust the people who are in

the health field, our doctors, our pharmacists, and make

sure that they're doing the right thing for people.

And again, going back to Francis Kelsey, holding

those people accountable is also so important.

Okay, well, then let's leave it with this.

I'm curious.

What was the response after your

book was released about Francis Kelsey?

Did you feel like there was any feedback?

How did it affect your students, things like that?

Well, as I mentioned, I primarily wrote the

book for my students to give them a

greater insight into the history of drug regulation.

However, I'm pleased to say that it has

been read more widely and quite a lot.

I got quite a lot of feedback from a number of people.

But there was one email that I received that

stood out from all the others, and it was

from a thalidomide survivor, or as they like to

be preferred to be known, a thalidomider.

And he wrote to me and he was thanking

me for keeping the story alive and for ensuring

that he and others like him were not forgotten.

And I think that alone makes the work worthwhile.

Yeah. Oh, man.

That hits me really hard.

That makes me a little bit emotional, as I'm sure

it made you, because that's one of the main reasons

too, that we want to tell this story.

We don't want people to be forgotten.

We want to make sure that their

stories are told and that they're recognized.

Everyone wants to feel seen and

heard and they experience a tragedy.

So that had to obviously hit

you in a very special place.

Okay, well, goodness.

Is there anything else that you want to leave

our audience with before I let you go tonight? Alan?

I think just to say that for me,

the story of Francis Kelsey is a remarkable

one, but for a number of different reasons.

On one level, it's the story of a

David battling the goliath of the US.

Pharmaceutical industry.

But on another level, it's the story of a woman

making a very tangible and long lasting impact in what

at the time was undeniably a man's world.

I suppose for me, the most remarkable aspect of it

all is that despite the fact that we owe this

woman so much, we've all but forgotten her.

She was once the stuff of headlines,

and for all the right reasons.

She was instrumental in changing

the laws around drug regulation.

She was decorated for her services by President John F.

Kennedy.

And it's time a new generation learned

her story, not just in the US.

But really throughout the world.

And yes, it's a piece of history, but it's a very

big mistake to think that history is just about the past.

It's not.

The reason we study history is to help

us understand the present and all of the

complexities of the here and now.

Studying history gives us our bearings, and

it helps us plan our next steps.

If we don't know where we are or how we

got here, how can we possibly know where we're going?

That's why this story is important.

Thank you so much.

We do hope that this goes far beyond the US.

That it is globally recognized that people hear her story

because it's never been told in this way before.

So I'm so grateful again for your heart.

I think that every person who has been

a student of yours has been very fortunate.

We have loved talking to you and learning

more about you, and we're very excited to

have you continue on this journey with us.

We want to have you more involved.

We can't wait to bring you to set someday.

It's going to be wonderful.

So, Alan, thank you again so much for joining us.

I'm going to let you go.

But again, just thank you so

much and have a wonderful evening.

Thank you very much for inviting me.

It's been a great pleasure to speak to you again.

Ashley, thank you.

Okay, everybody else, keep hanging around.

We have some more things coming.

Isn't Alan amazing?

He is really one of the

most inspiring people that I've met.

He's so interesting to listen to.

Maggie says, such a fascinating woman.

I'm going to have to find a book on her. Yes.

Look up Allen's book.

It's actually a pretty quick read, and it just

goes through the history of what she did.

You can get it on Amazon and on his website.

If you search up Alan Gaul, you

can find his book, Born in Scandal.

He's wonderful.

Before I bring on our other producers again, I

just want to remind everybody we have almost reached

a million dollars in people who have expressed interest

in helping us make this movie.

We're at $934,831, to be specific, and

I noticed that we did have someone

already expressed interest during this live stream.

So, Patrick, thank you so much.

It's going to take the public

to help us make this movie.

We have taken this to executives in

Hollywood, and people have overlooked it.

They have underestimated it.

We know it's a powerful story, and some

people just didn't want to make it.

And we're happy that angel stepped up to the plate.

They know how important this story is.

We want to talk more about pharma.

It's incredibly relevant.

We want people to know who Francis Kelsey is,

and we need your help to do it.

So please consider expressing interest@angel.com.

Pharma.

We're almost to a million dollars.

If you have already given and you've

already pledged, then please share it.

Sharing is one of the best ways

to help get the word out.

All right, let's bring back Dori

and Shelby, our other producers.

Hello.

Hey, ladies.

I'm glad you're back.

Ellen is incredible.

I'm just here.

Love was here listening, like, on the edge of my seat.

He's just amazing.

Absolutely.

Go ahead.

He said so many things that were just like

you said they should be on a t shirt.

Like, so many things, like, if we don't know
our history, then we're bound to repeat it.
All of the things that we've been saying as
we've been working on getting this movie made, he
said so many of them at the end.
It was just amazing. Yeah.
And I just love his heart.
Teaching his students to
approach research with respect. Wow.
More students need to hear that, because I think that
we live in a world and a society sometimes where
it can become a race to the top.
We're stuck in this rat race, and it's all about
profits, and that can be a huge problem with corporations.
We've seen drug pricing increasing.
There's all kinds of horror stories of executives
who've just lined their pockets, and I think
that teaching students to approach this research with
respect totally changes the game.
I wish that everyone could be a student.
I mean, I know he probably thinks I'm just,
like, a crazy fan girl, but really, he's awesome.
It's just incredible of what's going on.
Absolutely.
Okay, so we have a big announcement coming
up that Shelby and dori are going to
come back on and help me talk about.
So if you're watching, hang out
just a little bit longer.
It's coming.
Did you, Shelby or Dory want to add
anything else to what Alan had to say?
Anything you want to throw in
before we get to some fun?
You're excited to see this go down?
Yeah, we're excited for trivia, so let's see. Okay.
All right.
Well, then I'll bring you ladies
back in just a few minutes.
Let's go ahead and start this trivia game.
Dunk dunk dun.
All right.
Our trivia contestants have joined us. Hello.
Tonight, going head to head, we have Brooklyn.
Say hello, Brooklyn.
Hello, everybody.
And then we have Taylor.
He will be taking you on before we jump into battle.
Brooklyn, where are you joining us from tonight?
Indiana.
Indiana. And Taylor. Where are you?
I'm from Minnesota.

Minnesota. Where at?
In Minnesota.
A suburb of Minneapolis.
Probably 15 minutes. Okay.
Very cool.
I think we might not be hearing you. That good.
Brooklyn, are you able to hear him?
Can you give me a thumbs up? Not really. Sorry.
Taylor, if we can figure out a way to hear you a
little bit better, I don't want you to just lose by default.
Better.
I can hear you a little bit better.
It might be the bluetooth, but I think I can
hear you enough that we can figure this out.
All right, so the way this is going to
work, guys, I have some trivia questions for you.
You good, Taylor?
Okay.
Taylor is going to take off his bluetooth.
So Brooklyn, while he's doing that and getting prepped.
Why are you following Pharma?
What brought you here?
Honestly, I'm so excited to see a real life story
about a woman who faced such opposition with the FDA,
but she pushed forward and risked a lot of things,
and I think that's really commendable, and it's someone to
look up to, honestly, as a role model for women.
So I'm really excited that I get to
be a part of this trivia game and
hopefully learn more, too, in this live stream.
And I'm just excited to see what this film
will do and how it's going to encourage others
to speak out and be a voice, too.
Well, we are so happy that you're following us,
and we appreciate all the comments and the shares.
Okay, do we have taylor, are you there?
Are you doing good?
Okay, so we're waiting on Taylor
to get settled, but that's okay.
We can keep talking here.
Brooklyn, while we're waiting on Taylor, can you tell me
a little bit more about yourself where you said you're
in Indiana, so tell me a little bit more about
being from Indiana, and what do you do for fun?
Yeah, so I'm from a small town, Indiana.
There's not a lot that we do here.
It's pretty chill.
It's a very great community I have here.
I have a great family that lives around the area,
so it's nice to be able to just see them.
And it's a great place to live.
But I love to travel, so with the

job that I do, I'm an actress.
I get to go and talk to people all
over the world and just be a part of
projects that I'm passionate about, and I love that.
So it excites me to just get out and
explore just the awesome opportunities that are out there.
Yeah, absolutely. All right, Taylor. You're smiling.
Can we hear you? Yes.
I hope so.
Yes, we can hear you. Right? Perfect.
Okay, here's how it's going to work, guys.
We're going to jump right into it.
I'm going to ask you a trivia question, and the
first person to raise their hand who thinks they have
the right answer will get to answer the question.
So I'm going to be watching like a
hawk to see whose hand goes up first.
After the question is asked, we have ten questions, so the
person that gets the most right is going to win some
great angel swag for free that we're going to send out
to you, as well as some pharma stuff.
And I have an extra special prize that you could win.
So let's get started.
And if you're watching, by the way, guys,
just know that the audience is going to
have a chance to participate after we're done.
Number four.
Where was Dr.
Kelsey from originally?
Taylor?
Canada.
You got it.
That is absolutely correct.
She was a Canadian doctor who moved to the US.
And then worked at the FDA. Great.
All right, so we're tied to number five.
What drug did the lidomide fall second to in sales?
Okay, Brooklyn knew this right away.
Shoot.
I had the word and then I lost it.
It was the five four.
I know what it is.
And I just lost what it was.
It was like an ibuprofen, but it's so close.
Taylor, do you have a guess?
Not a very good one.
Tylenol you guys are so close.
Nobody gets this one.
It was aspirin, so solidified, was
actually sold all over the world.
Only second to aspirin when it was released.
That just gives you some insight into

All right, first question.
Here we go.
What symptom was the drug used
to treat in pregnant women?
No, I saw Taylor first.
Taylor, morning sickness.
Ding ding, ding, ding ding.
One for Taylor. Very good.
All right, question number two. Here we go.
What country did the drug first originate from?
I saw Brooklyn on that one.
I'm going to say Germany.
You got it, right?
I wish I had some cool sound effect.
It was like, ding, ding, ding.
We're going to work on that next time.
Happy dance.
Okay, question number three.
So we're tied one to one.
Question number three.
Who awarded Francis Kelsey a Medal of Honor?
Brooklyn. John F. Kennedy.
You got it.
All right, Brooklyn's up.
Two, two, one.
All right, Taylor, hang in there.
how widely this drug was being sold.
Okay, so we're still tied to
two and we're on number six.
What was the brand name for thalidomide in the US.
In the 1960s?
Hey.
Okay, we got a guess. Go ahead.
Brooklyn.
I want to say, like, NBC.
I don't think I was existing, but maybe so.
All right, I'm going to answer this one.
You guys are still tied.
It was called Kevadon.
So when Pharma comes out and you're watching the movie,
the lidomide was also known as Kevadon when it was
trying to be marketed and brought into the US.
Okay, guys, you're still tied at two to two.
Question number seven.
What major news outlet did Dr.
Kelsey share with to expose the scandal?
Go ahead, Taylor.
CBS. No. Any guesses?
Brooklyn.
Okay.
I'm going to say ABC.
All right.

1960s.

Guys, you got this on Sunday on your doorstep. Anybody?

It was the Washington Post. All right.

These are a little hard, I know, but yes.

So she exposed this to The Washington Post

and she went, you can look up this

iconic photo and see what that looked like.

It was her face on the front of The Washington Post.

All right, so still tied.

Next question.

This is true or false.

You have a 50 50 shot of getting it right.

True or false dr.

Kelsey was the first female doctor to work at the FDA.

Brooklyn, I'm going to say false.

You are right.

Barb Moulton, who is a supporting character in

our movie, was the first woman who was

a female doctor to work at the FDA. Good job.

That was a trick question.

Okay, so now, Brooklyn, you're up one.

There's still two more questions to go.

All right, next one.

True or false? Dr.

Kelsey was a single woman for her entire career.

Brooklyn?

False.

That's correct.

Okay, so let's count that up.

Did you just win the game?

How many do we have? Who won?

Like four to two.

Four to two.

There's no catching up after that.

Congratulations, Brooklyn.

You are our winner. Yes.

Thank you guys so much for playing.

Okay, so, Brooklyn, you're going to be walking away

tonight with some swag, some free angel swag.

And both of you, I have a special announcement.

Both of you are now being

promoted and considered Pharma Silver Ambassadors.

I'm going to go into more of what that

means, but because you have shown yourself to be

such great supporters, we have some special benefits for

you that include access to a special, exclusive private

Facebook group for our Pharma family in addition to

an opportunity to win more free swag.

And you'll be able to get our

exclusive newsletter along with some other things.

So that leads me into

more about our ambassador program.

I'm going to let you guys go, and

thank you so much for playing tonight.

Thank you so much.

Okay, so what in the world is a Pharma ambassador?

Let's talk about it because it's a fun program.

Shelby and Dori are going to hop back on,

and we're going to give you the rundown.

This is a really big announcement because one of our

top prizes for being an ambassador is a chance to

win a walk on featured extra role in the movie.

So you can actually join us on

set while we're making the movie.

So make sure you pay attention.

All right, so let's see.

Shelby, you want to give us a little bit of a rundown?

What does an ambassador do?

So things that an ambassador does

specifically helps us with social media.

So you're going to share and like our posts,

and you're going to basically just word them out,

share it with your friends and family.

And so we need help getting the word out, and

there's some perks that will come along with that.

Basically just support our project and

help us along the way. Absolutely. Okay.

Dory, we know that social media is

not your favorite thing to do.

We've kind of conned you into it along the way.

But we've made our ambassador program really easy

for everyone, and so Dory even participates.

We've talked this woman into making reels.

She's done that for us, and we've gotten

her to be able to reshare things.

Right, Dory?

Yes. Slowly. I'm learning.

I fail that to let everyone know

it's not hard to be an ambassador,

but there are different levels of ambassadorship.

So if we can pull up the website, I'm going to

show everyone how this works to become a Pharma ambassador.

What you want to do is go to Pharmainbassador.com and

you will see all the information you need to know.

We'll talk about how it works.

You can participate in contests, special content, and

some of the perks are contest prizes, early

access to shows, trailers, ambassador only live streams.

So if you want to be able to chat privately

with me and our team ambassadors are the ones who

get to do that, you'll be getting shout outs.

We'll invite you to some of these live

streams, and here is how it breaks down.

If you go down to these levels, down at the

bottom, our Ambassador levels, you'll see the Bronze level.
All you have to do is share one post
a month and tag us in the post.
That's it super easy, and you're going
to gain access to some exclusive content.
So that's our bronze level.
As you look on and you read some of
the other levels, they're not very labor intensive.
And the reason is because sharing
helps get the word out.
So the more that people share, the more that we
can spread awareness for this campaign, the more
community we
can get behind us to raise the funds we need. At angel.
Comfarma, that is where you can go to express
interest for the movie, and sharing is one of
the best ways to get people there.
Our Platinum Level is the one
I really want to talk about.
A Platinum Level ambassador gets all of the perks of
all of the others, and this is the one where
you can get entered for a chance to win a
walk on featured extra role in the movie.
So if you've always wanted to be on a film set,
maybe you're an aspiring actor or you just want to meet
people and be on set, you can look at the different
levels for how to become a Platinum Level Ambassador.
It's very elite, so it takes a little bit of
effort, but it's a really fun interactive program, and we're
excited to have everyone's help in getting there.
Again, thank you to everyone
who has been expressing interest.
Can I get an update on where we are with our pledges?
What number are we at right now?
We are at wow, $943,861.
That is awesome.
We are getting so close to a million, you guys.
Our goal is by Friday in two
days to break a million dollars.
And the way that we can do that is
having you guys as ambassadors spread the word.
So wherever you are, whether it's on Facebook, Instagram,
TikTok,
even on YouTube, if you just want to comment on
something and say, hey, you guys should check out Farm
of the Movie, that's all you have to do.
Just let us know, tag us, and
that will help us reach our goal.
All right, so that's pretty much it for us tonight,
unless Dory or Shelby want to add something more.
Our biggest thing that we're excited about is connecting with
you all more as ambassadors and the different perks that
we're going to be able to provide to you. Anything else?
Shelby Dory? Yes.
What about the question for the audience?
Do we have, like, a bonus question or something?
I'm so glad.
I almost forgot completely about it.
Okay, everyone who's listening right now, we have a
bonus trivia question so that whoever gets it right,
I'm going to add an extra perk.
If you are here and you're alive and you're the
first person to get this question right, we'll also give
you immediate Silver Ambassador status, and you're still
going to
get angel free swag and pharma stuff.
So there's an added perk tonight.
So if you're here and you're still watching and
you hung in there, you deserve this perk.
Here is our trivia question for everyone.
And because you're on your computer, you have the
opportunity
to look it up, so you should do that. Okay.
What was the name of the pharmaceutical company that
tried to get Kevadon approved in the US?
And we'll give everybody a couple of
seconds to figure that out and see.
I have the Facebook live up,
so we'll see who comments first.
You got time. Okay.
What was the name of the pharmaceutical company
that tried to get Kevin on approved?
Oh, somebody got it.
Justine, was it? Yes.
Justine yes.
It was Merrill Pharmaceuticals. Yes.
So Richardson Merrill Pharmaceuticals was the company
that was
trying to get it approved in the US.
So, Justine, you just answered our trivia question.
I saw it, too. Hey, Justine.
And you are going to get some free angel swag.
We need to get your contact information.
So if you'll hang on and let the farmer team
message you so that we can get your email address
and get you connected with that swag, we're excited.
You're also going to be considered a
Silver Ambassador, so welcome to the family.
Thank you for reminding me of that, Shelby.
That was fun.
I'm really excited about that.
Okay, well, now that we've done that, we've pretty much
given you guys all the information we have right now.
Our goal is to reach a million by the end of the week.
We need your help to do that.
The only way we can make a movie
about Big Pharma, really is with your support.
We need the community to get behind this movie.
It's going to take that, and all of you will be

able to own a piece of this by expressing interest.

This is not a donation.

I want to make that very clear.

This is not a donation.

This is a chance for you to own a

piece of the movie that we feel like is

going to make a huge impact on the world.

So make sure you go to angel.com

Pharma to express interest and please, please

spread the word to anyone you know.

All right, that's it for me. Shelby Dory.

Anything else I forgot before we sign off?

No.

All right, thanks, everybody.

And I'm going to just say goodnight now.

If you're still hanging out, we're going to

show our torch, which is a preview of

what our movie is going to be about.

So if you want to see me in the supporting role of Dr.

Barb Moulton, I am in this proof of conceptorch for

angel that's going to play right after this live stream.

So thank you to everybody who tuned in and watched,

and we hope that you will join our ambassador family.

And we'll see you next time.

By the way, next time, Aaron Fullon, a really

cool influencer, creator, composer, is going to be doing

a live stream about music from the 60s.

It'll be super fun, and he's a great guy.

So make sure you watch out for

our next live stream, too, okay?

Good night, everybody.

Goodnight.

Um, hello. This is Dr. Kelsey. It's Dr. Smith.

I'm reviewing the drug applications you approved.

I don't see Kevin on here.

I can't approve that one yet.

There's too much missing information.

Like what?

Human clinical studies?

There are none.

Just a bunch of testimonials from doctors saying

how great they think the drug is.

You realize how many applications we need to get

out the door by the end of the month? 70.

You heard that I fired Barbara Moulton.

Don't make me do the same to you can go on in.

Thank you. Bar.

Molten.

How is your daddy doing?

Oh, you know Daddy.

Ornery as ever.

He was always drumming up trouble.

This is some fine Tennessee whiskey.

It's all I serve in my office.

Never met a whiskey I didn't like.

So to what do I owe this pleasure?

I saw in the paper that your

committee is investigating the FDA drug pricing.

I had a job at the FDA reviewing new drug applications.

They didn't like the questions I was asking.

Is that so?

Senator, I'm the type of person if

something needs saying, I say it.

The FDA is corrupt.

This goes far beyond drug pricing.

Bribery, off the books, consulting fees.

That's just the tip of the iceberg.

So you like drumming up trouble, too?

So what, do you want me to expand my investigation?

I want the drug laws completely overhauled.

Is that all?

Laws are the real problem.

Loopholes.

Big Pharma has paid the FDA head of

antibiotics over $250,000 to endorse their drugs.

Listen, Joan of Ark, trying to change the

drug laws is a political landmine no one's

tested in the past two decades.

And with Kennedy newly elected

dog, that dog won't hunt.

That's because the drug companies have all the power.

Corporations are selling bottled water

as cures for cancer.

They're approving unsafe drugs.

This has to stop.

And I suppose you want me to be

the one to introduce this new legislation?

You ran for vice president because

you wanted to leave a legacy.

Well, this is your chance.

I need proof.

Not a problem.

You fight in World War II?

I took a bullet in France. Why?

Merrill Pharmaceuticals is working with convicted

Nazis pushing a drug called tevadon.

The generic name is Thalidomide.

They likely tested it on

prisoners in concentration camps.

Is that enough to merit a little more attention?

So what do you want me to do with all this?

I want to start a new war.